Exhibit A
                              ARTICLES OF AMENDMENT

                                       OF

                        BIOJECT MEDICAL TECHNOLOGIES INC.


     Pursuant to ORS 60.431, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation:

     FIRST: The name of the corporation is Bioject Medical Technologies Inc. (the "Corporation").

     SECOND: The Articles of Incorporation are hereby amended as follows:

     Article X is hereby deleted in its entirety and replaced with a new Article X to read as follows:


                                    ARTICLE X

                                    Directors

Section 1. Number of Directors.

     The Board of Directors shall consist of not less than six nor more than eleven, the exact number to be set herein. Until increased or decreased as provided herein, the Board of Directors shall consist of eight members. The Board of Directors is authorized to increase or decrease the size of the Board of Directors (within the range specified above) at any time by the affirmative vote of two-thirds of the directors then in office. Without the unanimous consent of the directors then in office, no more than two additional directors shall be added to the Board of Directors in any 12-month period. Without the unanimous approval of the directors then in office, no person who is affiliated as an owner, director, officer, employee or consultant of a company or business deemed by the Board of Directors to be competitive with that of the Corporation shall be eligible to serve on the Board of Directors of the Corporation.

Section 2. Classified Board.

     The Board shall be divided into three classes: Class I Directors, Class II Directors and Class III Directors. Each such class of directors shall be nearly equal in number of directors as possible. Each director shall serve for a term ending at the third annual shareholders' meeting following the annual meeting at which such director was elected; provided, however, that the directors first elected as Class I Directors shall serve for a term ending at the annual meeting to be held in the year following the first election of directors by classes, the directors first elected as Class II Directors shall serve for a term ending at the annual meeting to be held in the second year following the first election of directors by classes and the directors first elected as Class III directors shall serve for a term ending at the annual meeting to be held in the third year following the first election of directors by classes. Notwithstanding the foregoing, each director shall serve until his or her successor shall have been elected and qualified or until his or her earlier death, resignation or removal.

     At each annual election, the directors chosen to succeed those whose terms then expire shall be identified as being of the same class as the directors they succeed, unless, by reason of any intervening changes in the authorized number of directors, the Board shall designate one or more directorships whose term then expire as directorships of another class in order more nearly to achieve equality in the number of directors among the classes. When the Board fills a vacancy resulting from the death, resignation or removal of a director, the director chosen to fill that vacancy shall be of the same class as the director he or she succeeds, unless, by reason of any previous changes in the authorized number of directors, the Board shall designate the vacant directorship as a directorship of another class in order more nearly to achieve equality in the number of directors among the classes. The terms of any director elected by the Board to fill a vacancy will expire at the next shareholders meeting at which directors are elected, despite the class such director has been elected to fill.

     Notwithstanding the rule that the three classes shall be as nearly equal in number of directors as possible, upon any change in the authorized number of directors, each director then continuing to serve as such will nevertheless continue as a director of the class of which he or she is a member, until the expiration of his or her current term or his or her earlier death, resignation or removal.

     Newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, removal or other cause shall be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Section 3. Initial Directors as Classified.

     The directors of the Corporation first elected to classes are eight (8) in number and their names and class are:

Name                          Class

Jim O'Shea                    III
David de Weese                I
Grace Fey                     II
Bill Gouveia                  I
Toby Herfindal                II
Rick Plestina                 II
John Ruedy, MD                III
Mike Sember                   III

Section 4. Removal of Directors

     Directors may be removed only for cause. For purposes of this Amendment, "cause" shall mean that the director has: (i) committed an act of fraud or embezzlement against the Corporation; (ii) been convicted of, or plead nolo contendre to a crime involving moral turpitude; (iii) failed to perform to director's duties as a director and such failure constitutes a breach of the director's duty of loyalty to the Corporation or provides an improper personal benefit to the director.

     A new Article XII is hereby added and reads as follows:

                                   ARTICLE XII

                     SHAREHOLDER APPROVAL OF CERTAIN EVENTS

     Notwithstanding any provision of Articles of Incorporation, as amended, or Bylaws of the Corporation, as amended, and notwithstanding the fact that some lesser percentage may be allowed by law, any amendment, change or repeal of Articles X or XII, or any other amendment of the Articles of Incorporation, as amended, which would have the effect of modifying or permitting circumvention of the provisions of Articles X or XII, shall require the following shareholder votes: (i) the affirmative votes of 75 percent of all outstanding shares of the Corporation entitled to vote on the matter, voting together as a single class; and (ii) if any shares of the Corporation are entitled to vote on the matter as a separate group, the affirmative vote of 75 percent of such shares, voting separately.


     THIRD: The amendment does not provide for an exchange, reclassification, or cancellation of issued shares.

     FOURTH: The foregoing amendment was adopted by the Board of Directors of the Corporation on July 16, 1998 and by the shareholders of the Corporation on September __, 1998 in accordance with the provisions of ORS 60.437.

     FIFTH: The number of shares of the corporation outstanding at the time of such adoption was _______ shares of common stock, 692,694 shares of Series A Convertible Preferred Stock and 134,333 shares of Series B Convertible Preferred Stock, of which only the common stock was entitled to vote thereon.

     SIXTH: The number of shares voting for and against such amendment were as follows:

     Class          No. of Shares Voted For        No. of Shares Voted Against

     Common


                                             Bioject Medical Technologies Inc.


Date: ______, 1998                           By:___________________________
                                                  James C. O'Shea
                                                  President